Mail Stop 4561

September 10, 2008

VIA USMAIL

Mr. Michael P. Frawley
Chief Executive Officer and Chief Financial Officer
Frawley Corporation
5737 Kanan Road PMB 188
Agoura Hills, California 91301

> **Re:** **Frawley Corporation**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed on June 17, 2008**
> **File No. 001-06436**

Dear Mr. Michael Frawley:

We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

Item 15 – Controls and Procedures, page 12

1.	We note that the company performed an evaluation of the effectiveness of the design and operations of your disclosure controls and procedures within 90 days prior to your filing the Form 10-KSB. Pursuant to Item 307 of Regulation S-B, such evaluation should be performed as of the end of the period covered by the report. Tell us how you complied with such requirements.

2.	It does not appear that management has conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-B as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

	If management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

	In performing your evaluation, you may find the following documents helpful:

	▪	the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

	▪	the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

	▪	the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

3.	Please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Signatures, page 13

4.   We note that you omitted the signatures for this annual report as required under Item 302 of Regulation S-T. Please amend your annual report to file proper electronic signatures.

Independent Auditors' Report, page F-1

5.   We note that your independent auditors' report was not signed. Tell us how you considered Item 302 of Regulation S-T. Confirm that a manually signed audit opinion has been received from the independent registered public accounting firm, LaRue, Corrigan & McCormick LLP.

Certifications

6.   We note that your certifications were not filed in the exact form as outlined in Item 601(b)(31) of Regulation S-B.   Note that the wording within your certification should be exactly the same as the Item 601(b)(31) and should not include the title of the certifying individual in the first paragraph. Please amend your annual report to file your certifications in the exact form as outlined in Item 601(b)(31) of Regulation S-B.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jaime John, at (202) 551-3446 or me at (202) 551- 3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief